ALFACOURSE INC.

June 16, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:

Donald E. Field

Attorney-Advisor

Office of Transportation and Leisure

Re:

Alfacourse Inc.

Registration Statement on Form S-1

File No. 333-216086

REQUEST FOR ACCELERATION OF EFFECTIVENESS

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Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Alfacourse Inc. (the " Registrant ") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-216086), as amended (the “Registration Statement”), so that it may become effective at 1:00 p.m. Eastern Daylight Time on June 21, 2017, or as soon as practicable thereafter.

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Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

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The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

ALFACOURSE INC.

Per: /s/ Oleg Jitov

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Oleg Jitov

President & C.E.O.

cc:  John E. Lux, Esq.